Exhibit 8

                               MILLER & CHEVALIER
                                    Chartered

                      655 Fifteenth Street, N.W. Suite 900
                           Washington, D.C. 20005-5701
                        (202) 626-5800 FAX:(202) 628-0858

                                  March 3, 1999


Baltimore Gas & Electric Company
P.O. Box 1475
Baltimore, Maryland  21203-1475

Constellation Energy Group, Inc.
39 W. Lexington Street
17th Floor, G & E Building
Baltimore, Maryland 21201

Attn:  David A. Brune, Vice-President

Dear Mr. Brune:

           Baltimore Gas and Electric Company ("BGE") has asked for our opinion regarding certain federal income tax consequences of a proposed share exchange in which Constellation Energy Group, Inc. ("Constellation Energy") will acquire all of the common stock of BGE. As explained in more detail below, we believe that the proposed share exchange will qualify as a tax-free transaction under the federal income tax laws, so that the participants in the exchange will not recognize any income, gain or loss as a result of the exchange. A more specific statement of our conclusions follows summaries of the relevant facts and the analysis that supports our conclusions. Our conclusions are based on our review of (i) drafts of relevant documents, including the proxy statement for BGE's 1999 annual meeting of shareholders, the Agreement and Plan of Share Exchange between BGE and Constellation Energy, the Amended and Restated Articles of Incorporation of Constellation Energy, and the amended By-Laws of Constellation Energy, (ii) the representations provided in the letter to us dated this date from David A. Brune, Vice President, Chief Financial Officer, and Secretary of BGE, and (iii) other information that BGE has provided to us.

                                      FACTS

           THE PARTIES. BGE is engaged in the utility business. Its activities include the generation, purchase and sale of electricity and the purchase, transportation and sale of natural


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Page 2


gas. BGE has six classes of stock outstanding: common stock and five classes of preference shares. The common shares are widely-held and are traded on the New York Stock Exchange. The preference shares, although issued in public offerings, are not traded on any exchange.

           The preference shares generally provide their holders with limited but preferred rights. Holders of preference shares are entitled to vote in only two circumstances. First, a favorable vote of the holders of two-thirds of the preference shares is required for any amendment of BGE's charter that would create or authorize any stock that would rank prior to or on a parity with the preference shares as to dividends or distribution of assets or that would substantially adversely affect the rights of the preference shares. Second, if BGE were to fail to pay full dividends on a class of preference shares for one year, the holders of those shares would be entitled to one vote per share on all matters until BGE pays in full the deficiency in dividends. No such deficiency in dividends on BGE preference shares currently exists. The holders of each class of preference stock are entitled to dividends, as and when declared, equal to a fixed rate that varies by class. Dividends on each class of preference shares are cumulative, and must be paid before any dividends may be paid on common stock. Each class of preference shares is redeemable at the option of the Board of Directors by payment of a prescribed redemption price plus accrued dividends. The prescribed redemption price includes a premium over par ($100) that declines with time. The 7.78% Cumulative Preference Stock, 1973 Series may be redeemed at any time. The redemption price for these shares began at $108 per share for any redemptions prior to December 1, 1978 and has declined to $101 per share for any redemptions after December 1, 1988. The shares in the remaining series, issued in 1993 and 1995, are not currently redeemable, but become redeemable ten years after issuance. In each case, the maximum premium, for redemptions that occur ten years after issuance, would be less than $4. The stated premium then declines each year, and is eliminated entirely for redemptions that occur twenty or more years after issuance. Upon the liquidation, dissolution, or winding up of BGE, the holders of the preference shares will be entitled to receive, from any assets of BGE remaining after payment of debts and claims, the par value of their shares plus any accrued dividends on those shares. All of the preference shares were issued at their par value of $100. The preference shares are not convertible into shares of another class of BGE stock.

           Constellation Energy is a wholly-owned subsidiary of BGE. It was formed in 1995 for the purpose of a proposed transaction that did not occur. Since its formation, Constellation Energy has not held any assets or engaged in any business operations.

           Constellation Enterprises, Inc. ("Constellation Enterprises") is also a wholly-owned subsidiary of BGE. Constellation Enterprises owns the stock of several other companies primarily engaged in unregulated, energy-related businesses.


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           THE TRANSACTION. Management of BGE has determined that it would be advisable to establish a holding company to own the stock of BGE and Constellation Enterprises. This structure will divide between separate chains of corporations BGE's regulated business and the unregulated businesses conducted by Constellation Enterprises and its subsidiaries. This separation of regulated and unregulated businesses will have several favorable effects. First, the new structure will allow funds to be raised for the unregulated businesses more efficiently. Second, the structure will facilitate valuation of the separate lines of businesses by the investment community. Third, it will allow regulators to more easily verify the absence of any subsidies between the two types of businesses. Fourth, it will protect the assets of the regulated business from claims arising from the unregulated businesses.

           To carry out the purposes described above, BGE management has proposed that Constellation Energy be established as a holding company that will own all of the stock of Constellation Enterprises and all of the common stock of BGE. The establishment of Constellation Energy as a holding company will be accomplished by means of a statutory "share exchange" under section 3-102(a)(7) of the Maryland Corporations and Associations Code. The Boards of Directors of both BGE and Constellation Energy have each unanimously adopted a draft Agreement and Plan of Share Exchange (the "Draft Agreement"). As a result of the share exchange, the holders of BGE common stock will be deemed to have exchanged their BGE stock for Constellation Energy common stock, as provided in articles of share exchange that will be filed with the Maryland Department of Assessments and Taxation. MD. CODE ANN., CORPS. & ASS'NS ss. 3-114.1 (1993). The deemed exchange will occur by operation of law, without any further act by the BGE common shareholders. ID. The articles will provide for the cancellation of the Constellation Energy stock owned by BGE immediately prior to the share exchange. Draft Agreement, ss. 2.08.

           Completion of the proposed share exchange is subject to several conditions. The share exchange must be approved by a vote of two-thirds of those BGE shareholders entitled to vote on the matter. MD. CODE ANN., CORPS. & ASS'NS ss. 3-105(d) (1998). In addition, formation of a holding company to own the BGE stock will require an amendment of the Maryland Public Utilities Code. Draft Agreement, ss. 1.01. Further, the Constellation Energy stock that will be issued in the deemed exchange must be covered by a Registration Statement under the Securities Act of 1933 and must be listed on the New York Stock Exchange. Finally, the transaction is subject to the approval of various state and federal regulatory agencies.

           The share exchange will not affect the holders of BGE preference shares. The preference shares will not be subject to the share exchange but instead will remain outstanding after the transaction.


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           After completion of the share exchange, the stock of Constellation
Enterprises will be distributed to Constellation Energy, thereby separating the regulated and unregulated businesses into two chains of corporations beneath the single holding company.

                                    ANALYSIS

           SHARE EXCHANGE TAX-FREE TO HOLDERS OF BGE COMMON STOCK. In general, transfers of property to a corporation in exchange for its stock qualify for tax-free treatment if the transferors, in the aggregate, control the corporation after the transfer. I.R.C. ss. 351(a). For this purpose, "control" means the ownership of 80 percent of the corporation's voting stock and 80 percent of each class of the corporation's nonvoting stock.
I.R.C. ss. 368(c).

           The proposed share exchange will meet the requirements for tax-free treatment under section 351(a). The holders of BGE common stock will be deemed by operation of law to have transferred property, in the form of their BGE shares, to Constellation Energy. They will own all of the stock of Constellation Energy immediately after the exchange. The Constellation Energy stock currently owned by BGE will be cancelled as part of the transaction. Consequently, the former holders of BGE common shares will "control" Constellation Energy, within the meaning of section 368(c), immediately after the share exchange.

           NO TAX CONSEQUENCES TO HOLDERS OF BGE PREFERENCE STOCK. The share exchange will not have any tax consequences to the holders of BGE preference stock because those holders will not participate in the share exchange. In general, the owner of property recognizes gain or loss on the property only upon a "sale or other disposition" of the property. I.R.C. ss. 1001.

           BASIS AND HOLDING PERIOD OF CONSTELLATION ENERGY STOCK. When an owner of property transfers that property to a corporation in a tax-free exchange to which section 351(a) applies, the transferor's basis in the stock received is determined by reference to the basis of the transferred property. I.R.C. 358(a). This "substituted basis" rule ensures that the taxation of any unrealized appreciation in the transferred property is merely deferred. Under section 358(a)(1), the transferor's basis in the transferred property serves as the starting point for the basis of the stock received. The statute provides for various adjustments to this basis when the transferor receives cash or property other than stock of the transferee corporation, or when the transferor recognized a loss on the exchange. SEE I.R.C. ss. 358(a)(1)(A) and (B). None of these adjustments will apply in the present case. Therefore, the aggregate tax basis of shares of Constellation Energy common stock received by a former BGE common shareholder in the exchange will equal the shareholder's tax basis in the shares of BGE common stock exchanged. I.R.C. ss. 358(a)(1).


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           The holding period of property received in a "substituted basis"
transaction includes the holding period of the property surrendered in the exchange if the taxpayer held that property as a capital asset. I.R.C. ss. 1223(1). Because the deemed exchange of BGE common stock for Constellation Energy common stock will be a substituted basis transaction, if a holder of BGE common stock holds that stock as a capital asset, the holding period for that stock will be tacked on to the holding period of the Constellation Energy stock received in the exchange. ID.

           SHARE EXCHANGE TAX-FREE TO CONSTELLATION ENERGY AND BGE. A corporation recognizes no gain or loss on its receipt of cash or other property in exchange for stock of the corporation. I.R.C. ss. 1032(a). Section 1032(a), by its plain terms, will apply to Constellation Energy's acquisition of property, in the form of BGE common stock, in exchange for Constellation Energy's own stock. Therefore, Constellation Energy will recognize no gain or loss as a result of the share exchange.

           A corporation generally recognizes no gain or loss on the transfer of its shares between shareholders because the transfer does not involve property owned by the corporation. CF. I.R.C. ss. 1001. In certain cases, a purchaser of a controlling interest in the stock of a corporation can elect to have the transaction treated as a purchase of the corporation's assets. SEE GENERALLY I.R.C. ss. 338. In the present case, Constellation Energy will not acquire the BGE common stock by purchase, and would not make an election to treat the transaction as a transfer of BGE's assets even if such an election were possible. Therefore, the share exchange will not involve an actual or constructive transfer of any assets owned by BGE, and BGE, consequently, will recognize no gain or loss as a result of the share exchange.

           EFFECT OF SHARE EXCHANGE ON BGE AFFILIATED GROUP. The Internal Revenue Code and Treasury regulations provide special rules for affiliated groups of corporations. These rules allow an affiliated group to file a single, consolidated tax return. The filing of consolidated returns can be advantageous because it allows losses incurred by one member of the group to offset income earned by another member of the group. In addition, the recognition of gain or loss on transactions between members of the group is generally deferred as long as the members remain affiliated and the transferred property remains within the group.

           BGE and its direct and indirect subsidiaries currently comprise an affiliated group within the meaning of section 1504(a) of the Code. (Unless otherwise noted, references to Code sections are to sections of the Internal Revenue Code of 1986, as amended.) That section defines "affiliated group" as a group of corporations connected by one or more chains of at least 80 percent stock ownership.


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           The identity of an affiliated group is generally determined by the common parent of the group. SEE Treas. Reg. ss. 1.1502-75(d)(1) (a group remains in existence if the common parent remains the common parent and at least one subsidiary remains affiliated with it).

           Despite the general rule identifying an affiliated group by reference to the common parent, in certain circumstances, an affiliated group can remain in existence with a new common parent. One such circumstance is a transaction that the regulations label a "reverse acquisition." Treas. Reg. ss. 1.1502-75(d)(3). A transaction is a reverse acquisition if it meets two requirements. First, an acquiring corporation must acquire substantially all of the assets of another corporation or an amount of stock of the acquired corporation sufficient to cause the acquired corporation to become an affiliated subsidiary of the acquiring corporation. Second, after the transaction, the shareholders of the acquired corporation must own, by reason of their prior ownership of acquired corporation stock, at least 50 percent of the stock of the acquiring corporation. Treas. Reg. ss. 1.1502-75(d)(3)(i). If a reverse acquisition occurs, any affiliated group of which the acquired corporation was the common parent remains in existence after the transaction, with the acquiring corporation as its new common parent. ID.

           Constellation Energy's acquisition of BGE common stock will meet each of the two requirements of a reverse acquisition. First, as explained in more detail below, Constellation Energy will acquire, pursuant to the share exchange, an amount of BGE stock sufficient to cause BGE to become an affiliated subsidiary of Constellation Energy. Second, because BGE's stock in Constellation Energy will be cancelled pursuant to the share exchange, the Constellation Energy stock that the current holders of BGE common stock will receive in the exchange will constitute all of the outstanding stock of Constellation Energy.

           In acquiring all of the common stock of BGE, Constellation Energy will acquire a sufficient amount of BGE stock to cause BGE to become an affiliated subsidiary of Constellation Energy. The affiliation test of section 1504(a)(2) of the Code requires the ownership of 80 percent of the stock of the affiliate, determined by both vote and value. In applying this test, certain preferred stock is not treated as stock. I.R.C. ss. 1504(a)(4). Preferred stock is excluded from the test if it (i) is nonvoting, (ii) is limited and preferred as to dividends and does not participate in corporate growth to any significant extent, (iii) has redemption and liquidation rights which do not exceed the issue price of the stock (except for a reasonable redemption or liquidation premium), and (iv) is not convertible into another class of stock. I.R.C. ss. 1504(a)(4)(A) through (D). As explained below, the preference shares in the 1993 and 1995 series meet each of these conditions. Therefore, these preference shares will not be taken into account in applying the affiliation test of section 1504(a)(2). It is possible, though less clear, that the 1973 series preference shares would not be treated as stock for purposes of the affiliation test. The issue is moot, however, because the 1973 series preference shares are nonvoting and their value is only a small fraction of the value of the BGE common shares. Thus, even if the 1973
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series preference shares were treated as stock, the common stock acquired by BGE would carry all of the voting power of the BGE stock and would have a value of more than 80 percent of the value of all shares that could be treated as stock for purposes of the affiliation test.

           Although BGE's preference shares have limited and contingent voting rights, the shares are treated as nonvoting stock for purposes of section 1504(a)(4)(A) of the Code. For this purpose, stock is voting stock if its holders have the present ability to elect directors of the corporation. The ability of preferred shareholders to vote on matters other than the election of directors does not make their stock voting stock for purposes of the affiliation test. ERIE LIGHTING CO. V. COMMISSIONER, 93 F.2d 883 (1st Cir. 1937). In addition, the ability of the holders of preference shares to vote for directors if BGE fails to pay dividends on those shares for at least one year does not mean that the shares are currently voting shares. The classification of stock as voting stock depends on the rights of the holders during the period in issue. VERMONT HYDRO-ELECTRIC CORP. V. COMMISSIONER, 29 B.T.A. 1006 (1934). If preferred stock entitles its holders to vote after a failure to pay dividends, the stock is treated as voting stock only after the contingency arises. ID. Because no deficiency currently exists in the payment of dividends on BGE preference shares, those shares constitute nonvoting stock within the meaning of section 1504(a)(4)(A).

           The BGE preference shares in the 1993 and 1995 series are limited and preferred as to dividends and do not participate in corporate growth to any significant extent. These shares carry a fixed dividend that must be paid before BGE can pay dividends on its common shares. Thus, the shares are limited and preferred as to dividends. Neither the dividend feature nor any other term of the shares enables the holders to participate in corporate growth to a significant extent. The shares do not participate in dividends with the common stock. The stated dividend rate serves as a ceiling. Although the terms of the shares do provide for a small redemption premium in certain circumstances, that premium is separately addressed under section 1504(a)(4)(C). As explained below, the redemption premium provided under the terms of the shares in the 1993 and 1995 series should be viewed as "reasonable," within the meaning of that section. Consequently, the redemption premium should not be viewed as affording significant participation in corporate growth for purposes of section 1504(a)(4)(B).

           The liquidation rights of the preference shares do not exceed the issue price, and the redemption rights provided under the terms of the shares in the 1993 and 1995 series exceed the issue price only by a reasonable redemption premium. Upon liquidation, the holders of the preference shares will receive only the par value, at which the shares were issued, plus accrued dividends. Although the holders of preference shares could receive a premium on redemption, in addition to par value plus accrued dividends, these premiums, at least in the case of the shares in the 1993 and 1995 series, should be viewed as "reasonable," within the meaning of section 1504(a)(4)(C).


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           Regulations issued under section 305 of the Code provide the best available guidance on when a redemption premium is reasonable. Neither the Treasury Department nor the courts have defined the term "reasonable redemption premium" specifically for the purpose of section 1504(a)(4)(C). When Congress enacted that section in 1984, however, the phrase "reasonable redemption premium" was significant under section 305 and the accompanying regulations. In the absence of special rules, redemption premiums could be used as a means to convert what would otherwise be dividend income, taxed at ordinary rates, into capital gain recognized on redemption. Section 305 and the accompanying regulations address this issue by requiring the holder of the preferred stock, in certain circumstances, to include the premium in income prior to redemption. Before their amendment in 1995, the regulations provided that this accrual rule did not apply to a "reasonable redemption premium." Treas. Reg. ss. 1.305-5(b)(2) (prior to amendment by T.D. 8643). For this purpose, a redemption premium was considered reasonable if it was "in the nature of a penalty for premature redemption of the preferred stock and if such premium does not exceed the amount the corporation would be required to pay for the right to make such premature redemption under market conditions existing at the time of issuance." ID. The regulations provided a safe harbor under which a redemption premium was considered reasonable if it did not exceed 10 percent of the issue price of the stock and the stock was not redeemable for at least 5 years after issuance. ID. Amendments to the regulations adopted in 1995 eliminated the exception for reasonable redemption premiums. The regulations now require accrual of a redemption premium if two conditions are met. First, the premium must exceed a de minimis amount determined by reference to the original issue discount rules that require the accrual of interest on debt instruments. Treas. Reg. ss. 1.305-5(b)(1). Second, in the case of stock that is callable at the option of the issuer, accrual is required only when the issuer is likely to exercise the call option. Treas. Reg. ss. 1.305-5(b)(3)(i). In general, exercise of the call option is not considered likely if doing so would not reduce the yield on the stock. Treas. Reg. ss. 1.305-5(b)(3)(ii). A call premium on redemption that would reduce the yield cannot be viewed as a penalty for premature redemption. Notice of Proposed Rulemaking and Notice of Public Hearing, Distributions of Stock and Stock Rights, CO-8-91, 1994-2 C.B. 844, 845. Therefore, the only circumstances in which a call premium would be subject to accrual - when redemption would reduce the yield of the stock - would necessarily be circumstances in which the premium could not be viewed as a reasonable prepayment penalty. Consequently, the exception for reasonable redemption premiums was no longer necessary. Nonetheless, the definition of reasonable redemption premium in the prior regulations, including the safe harbor provision, provide the best evidence of the concept Congress had in mind when it used that term in section 1504(a)(4).

           In assessing the reasonableness of the redemption premiums provided under the terms of BGE's preference shares, separate analyses apply to the shares in the 1973 shares and those in the 1993 and 1995



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Page 9


series. The redemption premiums provided for the shares in 1993 and 1995 series meet the safe harbor test and thus are clearly reasonable within the meaning of the prior section 305 regulations. Because the shares in the 1973 series were redeemable from the time of issuance, the safe harbor does not apply to the redemption premium provided for those shares. Therefore, assessing the reasonableness of the redemption premium on those shares would require a factual inquiry into such factors as the market conditions when the shares were issued. As explained below, however, this factual inquiry is unnecessary in the present case because the Constellation Energy's acquisition of the BGE common shares would cause BGE to become an affiliated subsidiary of Constellation Energy even if the BGE 1973 series preference shares, which Constellation Energy will not acquire, are treated as stock for purposes of the affiliation test.

           The safe harbor test provided in the prior section 305 regulations will apply to the redemption premiums provided under the terms of the 1993 and 1995 series preference shares. The maximum premium that might be paid on the redemption of shares in these series would be well below 10 percent of the par value at which the shares were issued. The 7.125% Cumulative Preference Shares, 1993 Series provide the highest possible redemption premium. At $3.56, this premium is only 3.56 percent of the $100 issue price. Further, the shares in the 1993 and 1995 series do not become callable until ten years after issuance. Although the redemption premiums in each case exceed the de minimis threshold that applies for purposes of the original issue discount rules, SEE I.R.C. ss. 1273(a)(3), that should not prevent the premiums from being treated as reasonable. In each case, exercise by BGE of its option to call the preference shares would increase the yield on the shares. Therefore, the amended regulations under section 305 would not require accrual of the premiums, even though they exceed the applicable de minimis threshold. The fact that exercise of the call option would increase the yield on the shares illustrates that the redemption premium is in the nature of a prepayment penalty. Therefore, the premiums are reasonable in amount, based on the safe harbor provided in the regulations in effect under section 305 when Congress enacted section 1504(a)(4).

           The redemption premium provided for the shares in the 1973 series may also be viewed as reasonable under the general rule of the prior section 305 regulations. Again, the regulations provided that a redemption premium was considered reasonable if it was "in the nature of a penalty for premature redemption of the preferred stock and if such premium does not exceed the amount the corporation would be required to pay for the right to make such premature redemption premium under market conditions existing at the time of issuance." Treas. Reg. ss. 1.305-5(b)(2) (prior to amendment by T.D. 8643). The fact that the shares were immediately redeemable strongly suggests that the stated premium was intended to compensate the holder for the loss of the dividends he would have earned had the stock not been redeemed. Nonetheless, concluding that the redemption premium provided on the 1973 series preference shares was reasonable within the meaning of the prior section 305 regulations would require an inquiry into



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Page 10


market conditions existing in 1973. As explained below, such an inquiry is unnecessary in the present case.

           The BGE preference shares are not convertible into shares of any other class of BGE stock. Therefore, the preference shares meet the fourth and last condition for being disregarded in applying the affiliation test of section 1504(a)(2). SEE I.R.C. ss. 1504(a)(4)(D).

           The preceding analysis demonstrates that the BGE preference shares in the 1993 and 1995 series meet all of the conditions specified in section 1504(a)(4) and thus are disregarded in applying the affiliation test of section 1504(a)(2). The shares in the 1973 series may also meet the conditions for being disregarded. If all of the preference shares were disregarded, the BGE common shares that Constellation Energy will acquire in the share exchange would constitute all of the stock taken into account for purposes of the affiliation test. Even if the 1973 series preference shares were treated as stock, the BGE common shares would still carry all of the voting power of the BGE stock and would represent well more than 80 percent of the BGE stock by value. Because the 1973 series preference shares may be redeemed at any time for $101, their value cannot exceed the prescribed redemption price. There are currently 200,000 of these shares outstanding. Thus, they have an aggregate value of $20,200,000 (200,000 x $101). By contrast, 149,556,416 BGE common shares are outstanding. A recent trading price of those shares (at mid-day on February 18, 1999) was $26.88. Therefore, at that price, the common shares have an aggregate value of approximately $4,040,276,462 (149,556,416 x $26.88). Even if the 1973 series preference shares were treated as stock, the BGE common shares would constitute approximately 99.5 percent of the total BGE stock by value (4,020,076,462 / (4,020,076,462 + $20,200,000) = .995) Thus, regardless of whether the 1973 series preference shares are treated as stock, Constellation Energy's acquisition of all of the BGE common shares will cause BGE to become an affiliated subsidiary of Constellation Energy.

           Because Constellation Energy's acquisition of BGE common stock will constitute a reverse acquisition, within the meaning of section 1.1502-75(d)(3) of the regulations, the share exchange will not terminate the existence of the BGE affiliated group. Instead, the group will remain in existence with Constellation Energy as the new common parent. Treas. Reg. ss.
1.1502-75(d)(3)(i).

                                     OPINION

           For the reasons explained above, assuming the accuracy of the facts stated in this letter and the representations made in your letter to us of this date, in our opinion:


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           (1) No income, gain or loss will be recognized by a BGE common shareholder upon the deemed exchange solely of such holder's BGE common stock solely for Constellation Energy Common stock. I.R.C. ss. 351(a).

           (2) No income, gain or loss will be recognized on the share exchange by holders of outstanding shares of BGE preference stock with respect to their shares because they will not participate in the share exchange and will keep their BGE preference stock. CF. I.R.C. ss. 1001.

           (3) The aggregate tax basis of shares of Constellation Energy common stock received by a former BGE common shareholder in the exchange will equal the shareholder's tax basis in the shares of BGE common stock exchanged. I.R.C. ss. 358(a)(1). The holding period for the Constellation Energy common stock received will include the holding period for the BGE common stock exchanged to the extent that such shares were held as capital assets at the time the share exchange occurred. I.R.C. ss. 1223(1).

           (4) No gain or loss will be recognized by Constellation Energy or BGE on account of the share exchange or the issuance of shares of Constellation Energy common stock to the former BGE shareholders pursuant to the Agreement and Plan of Share Exchange. I.R.C. ss. 1032(a).

           (5) The share exchange will not result in the termination of the existence of the affiliated group of corporations of which BGE has been the common parent, and Constellation Energy will be included in such affiliated group of corporations of which Constellation Energy will become the new common parent. Treas. Reg. ss. 1.1502-75(d)(3).

           The opinions stated above are based on the Code, Treasury regulations, court decisions, and published rulings of the Internal Revenue Service currently in effect. Each of these authorities is subject to change and any such changes could affect the validity of the above opinions. To the extent that the opinions address the federal income tax consequences of the share exchange to holders of BGE common stock, the opinions assume that the shareholders are not subject to special treatment because of unique circumstances, as could be the case, for example, for foreign corporations or individuals who are not citizens or residents of the United States.

           We hereby consent to (i) the filing of this opinion with the Securities and Exchange Commission as an exhibit to the registration statement regarding the issuance of Constellation Energy common stock and (ii) the reference to our firm under the heading "Material Federal Income Tax Consequences" in the Proxy Statement/Prospectus that constitutes a part of the




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registration statement. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                                                  Very truly yours,


                                                  MILLER & CHEVALIER, CHARTERED


                                                  By: /s/ Thomas W. Mahoney, Jr.
                                                  Thomas W. Mahoney, Jr.